UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

ComnetiX, Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

BIO-key International, Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

204181 10 1

(CUSIP Number of Class of Securities (if applicable))

Edward Escubedo, President

ComnetiX, Inc.

2872 Bristol Circle, Suite 100

Oakville, Ontario L6H 6G4

Canada

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 17, 2007

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.                          Home Jurisdiction Documents

Exhibit No.
99.1

Offering Circular, dated January 19, 2007, setting forth the terms and conditions of the offer by BIO-key International, Inc. (the “Company”) to acquire all of the outstanding common shares of ComnetiX, Inc. (“Comnetix”).

Item 2.                          Informational Legends

A legend complying with Rule 802(b) promulgated pursuant to the Securities Act of 1933, as amended, is included in the documents filed herewith as Exhibit 99.1 and 99.2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
99.2	Press Release, issued January 19, 2007, relating to the offer by the Company to acquire all of the outstanding common shares of Comnetix.

PART III - CONSENT TO SERVICE OF PROCESS

(1)   The person furnishing this Form CB is a U.S. person.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIO-KEY INTERNATIONAL, INC.

By:	/s/ Francis J. Cusick
Name:	Francis J. Cusick
Title:	Chief Financial Officer

Date:    January 22, 2007